Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205169

PROSPECTUS SUPPLEMENT NO. 1 DATED May 9, 2017

(To Prospectus Dated April 20, 2017)

NEPHROS, INC.

This is a supplement (“Prospectus Supplement No. 1”) to our prospectus, dated April 20, 2017 (the “Prospectus”), relating to up to 2,751,448 shares of our common stock, of which 917,149 are issuable upon the exercise of outstanding warrants.

This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2017

On May 9, 2017, we filed with the Securities and Exchange Commission a quarterly report on Form 10-Q for the quarter ended March 31, 2017 (the “Form 10-Q”). The Form 10-Q, as filed (but without the exhibits filed with the Form 10-Q), is set forth below.

The information contained in this Prospectus Supplement No. 1 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented. This Prospectus Supplement No. 1 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented.

All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 8 of the Prospectus to read about important factors you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus SUPPLEMENT NO. 1. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is May 9, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 10-Q

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: March 31, 2017

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _______ to _______

Commission File Number: 001-32288

NEPHROS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	13-3971809
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

41 Grand Avenue
River Edge, NJ	07661
(Address of principal executive offices)	(Zip Code)

(201) 343-5202

Registrant’s telephone number, including area code

N/A

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] YES [  ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] YES [  ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]
Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ] YES [X] NO

As of May 5, 2017, 54,160,547 shares of the registrant’s common stock, $0.001 par value per share, were outstanding.

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PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

NEPHROS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$803	$275
Accounts receivable, net	582	388
Investment in lease, net-current portion	21	27
Inventory, net	401	479
Prepaid expenses and other current assets	121	95
Total current assets	1,928	1,264
Property and equipment, net	63	70
Investment in lease, net-less current portion	57	61
License and supply agreement, net	1,210	1,262
Other asset	21	21
Total assets	$3,279	$2,678

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$361	$585
Accrued expenses	349	240
Deferred revenue, current portion	70	70
Total current liabilities	780	895
Unsecured long-term note payable, net of debt issuance costs and debt discount of $323 and $349, respectively	864	838
Long-term portion of deferred revenue	261	278
Total liabilities	1,905	2,011

Commitments and Contingencies (Note 13)

Stockholders’ equity:
Preferred stock, $.001 par value; 5,000,000 shares authorized at March 31, 2017 and December 31, 2016; no shares issued and outstanding at March 31, 2017 and December 31, 2016	-	-
Common stock, $.001 par value; 90,000,000 shares authorized at March 31, 2017 and December 31, 2016; 54,160,547 and 49,782,797 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively.	54	50
Additional paid-in capital	122,229	120,835
Accumulated other comprehensive income	68	67
Accumulated deficit	(120,977)	(120,285)
Total stockholders’ equity	1,374	667
Total liabilities and stockholders’ equity	$3,279	$2,678

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

NEPHROS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Net revenues:
Product revenues	$690	$545
License and royalty revenues	44	45
Total net revenues	734	590
Cost of goods sold	279	295
Gross margin	455	295
Operating expenses:
Research and development	231	269
Depreciation and amortization	59	55
Selling, general and administrative	770	777
Total operating expenses	1,060	1,101
Loss from operations	(605)	(806)
Interest expense	(66)	(14)
Interest income	1	1
Other expense	(10)	(17)
Net loss	(680)	(836)
Other comprehensive income, foreign currency translation adjustments	1	1
Total comprehensive loss	$(679)	$(835)
Net loss per common share, basic and diluted	$(0.01)	$(0.02)
Weighted average common shares outstanding, basic and diluted	49,601,521	48,173,521

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

NEPHROS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Amounts)

(Unaudited)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Income	Deficit	Equity
Balance, December 31, 2016 (audited)	49,782,797	$50	$120,835	$67	$(120,285)	$667

Net loss					(680)	(680)
Cumulative effect of change in accounting principle			12		(12)	-
Net unrealized gains on foreign currency translation, net of tax				1		1
Issuance of common stock, net of equity issuance costs of $144	4,059,994	4	1,070			1,074
Issuance of common stock	300,000		113			113
Issuance of restricted stock	17,756					-
Noncash stock-based compensation			199			199
Balance, March 31, 2017	54,160,547	$54	$122,229	$68	$(120,977)	$1,374

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5

NEPHROS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Operating activities:
Net loss	$(680)	$(836)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	7	3
Amortization of other assets	52	52
Non-cash stock-based compensation, including stock options and restricted stock	199	127
Non-employee stock-based compensation	-	20
Non-cash interest expense	26	-
Inventory reserve	-	27
Allowance for doubtful accounts reserve	2	9
Loss on foreign currency transactions	2	14
(Increase) decrease in operating assets:
Accounts receivable	(185)	(181)
Inventory	78	106
Prepaid expenses and other current assets	(26)	7
Increase (decrease) in operating liabilities:
Accounts payable	(226)	78
Accrued expenses	109	69
Deferred revenue	(17)	(17)
Net cash used in operating activities	(659)	(522)
Investing activities:
Purchase of property, plant and equipment	-	(26)
Net cash used in investing activities	-	(26)
Financing activities:
Proceeds from issuance of common stock	1,187	-
Proceeds from exercise of warrants	-	1
Net cash provided by financing activities	1,187	1
Effect of exchange rates on cash	-	-
Net increase (decrease) in cash	528	(547)
Cash, beginning of period	275	1,248
Cash, end of period	$803	$701
Supplemental disclosure of cash flow information
Cash paid for interest	$5	$12
Cash paid for income taxes	$2	$2

Supplemental disclosure of noncash investing and financing activities
Investment in lease receivable, net	$-	$92
Cost of equipment in direct financing lease	$-	92
Restricted stock issued to settle liability	$-	$16
Deposit on inventory reclassified from prepaid expenses and other current assets to inventory	$-	$18
Deposit on property and equipment reclassified from prepaid expenses and other current assets to property and equipment	$-	$98

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

6

NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Operations

Nephros, Inc. (“Nephros” or the “Company”) was incorporated under the laws of the State of Delaware on April 3, 1997. Nephros was founded by health professionals, scientists and engineers affiliated with Columbia University to develop advanced End Stage Renal Disease (“ESRD”) therapy technology and products. The Company has two products in the hemodiafiltration (“HDF”) modality to deliver therapy for ESRD patients. These are the OLpūr mid-dilution HDF filter or “dialyzer,” designed expressly for HDF therapy, and the OLpūr H2H HDF module, an add-on module designed to allow the most common types of hemodialysis machines to be used for HDF therapy. In 2009, the Company introduced its Dual Stage Ultrafilter (“DSU”) water filter, which represented a new and complementary product line to the Company’s ESRD therapy business. The DSU incorporates the Company’s unique and proprietary dual stage filter architecture.

On June 4, 2003, Nephros International Limited was incorporated under the laws of Ireland as a wholly-owned subsidiary of the Company. In August 2003, the Company established a European Customer Service and financial operations center in Dublin, Ireland.

The U.S. facilities, located at 41 Grand Avenue, River Edge, New Jersey, 07661, are used to house the Company’s corporate headquarters and research facilities.

Note 2 - Basis of Presentation and Going Concern

Interim Financial Information

The accompanying unaudited condensed consolidated interim financial statements of Nephros, Inc. and its wholly owned subsidiary, Nephros International Limited, should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s 2016 Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2017. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 and Article 10 of Regulation S-X. Accordingly, since they are interim statements, the accompanying condensed consolidated interim financial statements do not include all of the information and notes required by GAAP for a complete financial statement presentation. The condensed consolidated balance sheet as of December 31, 2016 was derived from the Company’s audited consolidated financial statements but does not include all disclosures required by GAAP. In the opinion of management, the condensed consolidated interim financial statements reflect all adjustments consisting of normal, recurring adjustments that are necessary for a fair presentation of the financial position, results of operations and cash flows for the condensed consolidated interim periods presented. Interim results are not necessarily indicative of results for a full year. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amount of revenues and expenses, during the reporting period. Actual results could differ materially from those estimates. Included in these estimates are assumptions about the collection of accounts receivable, value of inventories, useful life of fixed assets and intangible assets, assumptions used in determining stock compensation such as expected volatility and risk-free interest rate and the ability of the Company to continue as a going concern.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s recurring losses and difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has incurred significant losses in operations in each quarter and has not generated positive cash flow from operations since inception. To become profitable, the Company must increase revenue substantially and achieve and maintain income from operations. If the Company is not able to increase revenue and generate income from operations sufficiently to achieve profitability, its results from operations and its financial condition will be materially and adversely affected.

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NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

On March 22, 2017, the Company raised gross proceeds of approximately $1,218,000 through the private placement of 4,059,994 units of its securities. See Note 12 for further discussion.

Based on the Company’s current cash flow projections, the Company expects that its existing cash balances and projected increase in product sales from the launch of new products, including the approximately $1.2 million raised in a private placement in March 2017, will allow the Company to fund its operations at least into 2018, if not longer, depending on the timing and market acceptance of our new products. There can be no assurance that the Company’s future cash flow will be sufficient to meet its obligations and commitments. If the Company is unable to generate sufficient cash flow from operations in the future to meet its operating requirements and other commitments, the Company will be required to adopt alternatives, such as seeking to raise debt or equity capital, curtailing its planned activities or ceasing its operations. There can be no assurance that any such actions could be effected on a timely basis or on satisfactory terms or at all, or that these actions would enable the Company to continue to satisfy its capital requirements.

Recently Adopted Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-11, “Simplifying the Measurement of Inventory,” that requires inventory be measured at the lower of cost and net realizable value and options that currently exist for market value be eliminated. The standard defines net realizable value as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation and is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years with early adoption permitted. The guidance should be applied prospectively. The Company adopted ASU 2015-11 during the three months ended March 31, 2017 and the adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes,” that requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by this amendment. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted and the standard may be applied either retrospectively or on a prospective basis to all deferred tax assets and liabilities. The Company adopted ASU 2015-17 during the three months ended March 31, 2017 and the adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance is effective for the Company beginning in the first quarter of fiscal year 2017. Early adoption is permitted. The Company adopted ASU 2015-17 during the three months ended March 31, 2017 and elected to recognize forfeitures as they occur. Prior to the adoption of ASU 2016-09, the Company recognized stock based compensation based on the estimated fair value of the award, net of expected forfeitures. As of January 1, 2017, a cumulative effect adjustment of approximately $12,000 was recognized to reflect the forfeiture rate that had been applied to unvested option awards prior to fiscal year 2017.

Note 3 - Major Customers and Concentration of Credit Risk

For the three months ended March 31, 2017 and 2016, the following customers accounted for the following percentages of the Company’s sales, respectively:

Customer	2017	2016
A	25%	17%
B	13%	42%
C	10%	2%
D	9%	11%

As of March 31, 2017 and December 31, 2016, the following customers accounted for the following percentages of the Company’s accounts receivable, respectively:

Customer	2017	2016
A	22%	36%
B	14%	12%
C	11%	6%

8

NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Company provides credit terms to customers in connection with purchases of the Company’s products. Management periodically reviews customer account activity in order to assess the adequacy of the allowances provided for potential collection issues and returns. Adjustments, if any, are made to reserve balances following the completion of these reviews to reflect management’s best estimate of potential losses. The allowance for doubtful accounts was approximately $52,000 and $50,000 as of March 31, 2017 and December 31, 2016, respectively.

Note 4 - Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) Topic 605. Four basic criteria must be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured.

The Company recognizes revenue related to product sales when delivery is confirmed by its external logistics provider and the other criteria of ASC Topic 605 are met. Product revenue is recorded net of returns and allowances. All costs and duties relating to delivery are absorbed by the Company. Shipments for all products are currently received directly by the Company’s customers.

Deferred revenue was approximately $331,000 and $348,000 on the accompanying consolidated balance sheets as of March 31, 2017 and December 31, 2016, respectively, and is related to the License Agreement with Bellco, which is being deferred over the remainder of the expected obligation period. The Company has recognized approximately $2,745,000 of license revenue related to the License Agreement to date and approximately $17,000 for the three months ended March 31, 2017 and 2016, respectively. Approximately $52,000 of revenue will be recognized in the remaining nine months of fiscal year 2017 and approximately $69,000 of revenue will be recognized in each of the years ended December 31, 2018 through 2021. Beginning on January 1, 2015, Bellco pays the Company a royalty based on the number of units of certain products sold per year due one fiscal quarter in arrears. For the three months ended March 31, 2017 and 2016, the Company recognized royalty revenue of approximately $27,000 and $28,000, respectively. See Note 13, Commitments and Contingencies, for further discussion of the Bellco License Agreement.

Note 5 - Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments.

The fair value guidance requires fair value measurements be classified and disclosed in one of the following three categories:

●	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

●	Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

●	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Fair Value of Investment in Lease, net

The carrying value of the investment in lease, net, approximates fair value as of March 31, 2017.

Note 6 - Stock Plans and Share-Based Payments

Stock Options

The Company accounts for stock option grants to employees and non-employee directors under the provisions of ASC 718, Stock Compensation. ASC 718 requires the recognition of the fair value of stock-based compensation in the statement of operations. In addition, the Company accounts for stock option grants to consultants under the provisions of ASC 505-50, and as such, these stock options are revalued at each reporting period through the vesting period.

9

NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 6 - Stock Plans and Share-Based Payments (continued)

The Company granted stock options to purchase 579,571 shares of common stock to an employee during the three months ended March 31, 2017. These stock options will be expensed over their respective applicable vesting periods, which are based on service and performance conditions. The fair value of all stock-based awards granted during the three months ended March 31, 2017 was approximately $223,000.

The fair value of stock-based awards is amortized over the vesting period of the award. For stock-based awards that vest based on performance conditions (e.g., achievement of certain milestones), expense is recognized when it is probable that the condition will be met. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The below assumptions for the risk-free interest rates, expected dividend yield, expected lives and expected stock price volatility were used for the awards granted during the three months ended March 31, 2017.

Three Months Ended
Assumptions for Option Grants	March 31, 2017
Stock Price Volatility	110.9%
Risk-Free Interest Rates	2.08%
Expected Life (in years)	6.01
Expected Dividend Yield	-%

The Company calculates expected volatility for a stock-based grant based on historic monthly common stock price observations during the period immediately preceding the grant that is equal in length to the expected term of the grant. With respect to grants of options, the risk free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the grant. As a result of adopting ASU 2016-09, the Company has elected to recognize forfeitures as they occur.

Stock-based compensation expense was approximately $102,000 for each of the three months ended March 31, 2017 and 2016. For the three months ended March 31, 2017, approximately $94,000 and approximately $8,000 are included in Selling, General and Administrative expenses and Research and Development expenses, respectively, on the accompanying condensed consolidated statement of operations and comprehensive loss. For the three months ended March 31, 2016, approximately $95,000 and approximately $7,000 are included in Selling, General and Administrative expenses and Research and Development expenses, respectively, on the accompanying condensed consolidated statement of operations and comprehensive loss.

There was no tax benefit related to expense recognized in the three months ended March 31, 2017 and 2016, as the Company is in a net operating loss position. As of March 31, 2017, there was approximately $1,100,000 of total unrecognized compensation cost related to unvested share-based compensation awards granted under the equity compensation plans. Approximately $211,000 of the $1,100,000 total unrecognized compensation will be recognized at the time that certain performance conditions are met. The remaining unrecognized compensation expense of approximately $889,000 will be amortized over the weighted average remaining requisite service period of 2.1 years. Such amount does not include the effect of future grants of equity compensation, if any.

Restricted Stock

On March 31, 2017, the Company issued 17,756 shares of restricted stock as compensation for services to its chief executive officer in consideration of deferred cash salary of $7,000 for the three months ended March 31, 2017. The grant date fair value of the outstanding restricted stock awards was approximately $7,000.

Total stock based compensation for the restricted stock grants was approximately $97,000 and $45,000 for the three months ended March 31, 2017 and 2016, respectively, and is included in Selling, General and Administrative expenses on the accompanying condensed consolidated statement of operations and comprehensive loss. As of March 31, 2017, there was approximately $88,000 of unrecognized compensation expense related to the restricted stock awards, which is expected to be recognized over the next three to six months, dependent upon the respective restricted stock grant dates.

Note 7 - Warrants

There were no warrants exercised during the three months ended March 31, 2017. For the three months ended March 31, 2016, 19,621 warrants were exercised, resulting in proceeds of approximately $1,000 and the issuance of 906 shares of the Company’s common stock.

10

NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 8 - Net Income (Loss) per Common Share

Basic income (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the number of weighted average common shares issued and outstanding. Diluted earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders, adjusted for the change in the fair value of the warrant liability by the weighted average number of common shares issued and outstanding for the period, plus amounts representing the dilutive effect from the exercise of stock options and warrants, as applicable. The Company calculates dilutive potential common shares using the treasury stock method, which assumes the Company will use the proceeds from the exercise of stock options and warrants to repurchase shares of common stock to hold in its treasury stock reserves.

The following potentially dilutive securities have been excluded from the computations of diluted weighted-average shares outstanding as they would be anti-dilutive:

	March 31,
	2017	2016
Shares underlying warrants outstanding	7,432,342	917,149
Shares underlying options outstanding	5,040,306	4,192,640
Unvested restricted stock	584,467	356,231

Note 9 - Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” related to revenue recognition. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects to be entitled to in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in prior accounting guidance. ASU 2014-09 provides alternative methods of initial adoption, and was effective for fiscal years beginning after December 15, 2016, and interim periods within those annual periods. Early adoption was not permitted. In August, 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date”. The amendment in this ASU defers the effective date of ASU No. 2014-09 for all entities for one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to fiscal years beginning after December 15, 2017, including interim reporting periods within that fiscal year. Earlier application is permitted only as of fiscal years beginning after December 31, 2016, including interim reporting periods with that fiscal year. The Company is currently reviewing the revised guidance and assessing the potential impact on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” that modifies certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The accounting standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, that discusses how an entity should account for lease assets and lease liabilities. The guidance specifies that an entity who is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. The guidance is effective for the Company beginning in the first quarter of 2019. Early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. The amendments in this update do not change the core principle of ASU 2014-09. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09. As discussed above, ASU 2015-14 defers the effective date of ASU 2014-09 by one year. The Company is assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing,” which clarifies the implementation guidance for performance obligations and licensing. The amendments in this update do not change the core principle of ASU 2014-09. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09. As discussed above, ASU 2015-14 defers the effective date of ASU 2014-09 by one year. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

11

NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 9 - Recent Accounting Pronouncements (continued)

In May 2016, the FASB issued ASU 2016-12, “Narrow Scope Improvements and Practical Expedients,” which clarifies the accounting for certain aspects of guidance issued in ASU 2014-09, including assessing collectability and noncash consideration. The clarifications in this update do not change the core principle of ASU 2014-09. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09. As discussed above, ASU 2015-14 defers the effective date of ASU 2014-09 by one year. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for the Company beginning in the first quarter of fiscal year 2020. Early adoption is permitted beginning in the first quarter of fiscal year 2019. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows in order to reduce diversity in practice. The guidance is effective for the Company beginning in the first quarter of fiscal year 2018. Early adoption is permitted. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-17, “Restricted Cash,” which clarifies how restricted cash is presented and classified in the statement of cash flows. The guidance is effective for the Company beginning in the first quarter of fiscal year 2018. Early adoption is permitted. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Clarifying the Definition of a Business,” which clarifies the definition of a business in a business combination. The guidance is effective for the Company beginning in the first quarter of fiscal year 2018. Early adoption is permitted. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” which simplifies the test for goodwill impairment. The guidance is effective for the Company beginning in the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairments tests after January 1, 2017. The Company is evaluating the impact of adopting this guidance on its consolidated financial statements.

Note 10 - Inventory, net

Inventory is stated at the lower of cost or net realizable value using the first-in first-out method and consists entirely of finished goods. The Company’s inventory as of March 31, 2017 and December 31, 2016 was as follows:

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
Total gross inventory, finished goods	$447,000	$528,000
Less: inventory reserve	(46,000)	(49,000)
Total inventory, net	$401,000	$479,000

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NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 11 - Unsecured Promissory Notes and Warrants

On June 7, 2016, the Company entered into a Note and Warrant Agreement (the “Agreement”) with new creditors as well as existing shareholders under which the Company issued unsecured promissory notes (“Notes”) and warrants (“Warrants”) resulting in total gross proceeds to the Company during June 2016 of approximately $1,187,000. The outstanding principal under the Notes accrues interest at a rate of 11% per annum. The Company is required to make interest only payments on a semi-annual basis, and all outstanding principal under the Notes is repayable in cash on June 7, 2019, the third anniversary of the date of issuance. In addition to the Notes, the Company issued Warrants to purchase approximately 2.4 million shares of the Company’s common stock to the investors in the Agreement. The warrants have an exercise price of $0.30 per share and are exercisable for 5 years from the issuance date. The Warrants issued under the Agreement are indexed to the Company’s common stock, therefore, the Company is accounting for the Warrants as a component of equity. In connection with the Agreement, the Company incurred approximately $13,000 in legal fees. The approximately $1,187,000 in gross proceeds from the Agreement, along with the legal fees of approximately $13,000, were allocated between the Notes and Warrants based on their relative fair values. The portion of the gross proceeds allocated to the Warrants of approximately $393,000 was accounted for as additional paid-in capital. Approximately $4,000 of the legal fees were allocated to the Warrants and recorded as a reduction to additional paid-in capital. The remainder of the gross proceeds of approximately $794,000, net of the remainder of the fees of approximately $9,000, was allocated to the Notes with the fair value of the Warrants resulting in a debt discount. The debt discount is being amortized to interest expense using the effective interest method in accordance with ASC 835 over the term of the Agreement. For the three months ended March 31, 2017, approximately $26,000 was recognized as amortization of debt discount and is included in interest expense on the condensed consolidated interim statement of operations and comprehensive loss. For the three months ended March 31, 2017, approximately $33,000 of interest expense has been accrued. As of March 31, 2017, the portion of the outstanding unsecured promissory notes due to entities controlled by a member of management and to the majority shareholder amounted to $30,000 and $300,000, respectively. There were no unsecured long-term notes payable outstanding as of March 31, 2016.

Note 12 – Stockholders’ Equity

March 2017 Private Placement

On March 22, 2017, the Company raised gross proceeds of approximately $1,218,000 from new and existing shareholders through the private placement of 4,059,994 units of its securities. Each unit consisted of one share of its common stock and a five-year warrant to purchase one share of the Company’s common stock. The purchase price for each unit was $0.30. The 4,059,994 warrants are exercisable at a price of $0.30 per share and are indexed to the Company’s common stock, therefore, the Company is accounting for the warrants as a component of equity. The portion of the gross proceeds received from certain members of management and existing shareholders amounted to $315,000. Proceeds, net of equity issuance costs of $144,000, recorded as a result of the private placement were approximately $1,074,000. In addition to the equity issuance costs incurred as a result of the private placement, the Company also issued 81,199 warrants to its placement agent. The form of the 81,199 warrants is substantially the same as the 4,059,994 warrants, except that the exercise price is $0.33 per share.

July 2015 Purchase Agreement and Registration Rights Agreement

On July 24, 2015, the Company entered into a purchase agreement, together with a registration rights agreement, with Lincoln Park Capital Fund, LLC (“Lincoln Park”), an Illinois limited liability company. Under the terms and subject to the conditions of the purchase agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $10.0 million in shares of its common stock, subject to certain limitations, from time to time, over the 36-month period commencing on September 4, 2015. Pursuant to the Purchase Agreement, during the three months ended March 31, 2017, the Company issued and sold 300,000 shares of common stock to Lincoln Park resulting in gross proceeds of $113,000.

Note 13 - Commitments and Contingencies

Manufacturing and Suppliers

The Company has not and does not intend in the foreseeable future, to manufacture any of its products and components. With regard to the OLpur MD190 and MD220, on June 27, 2011, the Company entered into a license agreement (the “License Agreement”), effective July 1, 2011, with Bellco S.r.l., an Italy-based supplier of hemodialysis and intensive care products, for the manufacturing, marketing and sale of our patented mid-dilution dialysis filters (MD 190, MD 220), referred to herein as the Products. Under the License Agreement, Nephros granted Bellco a license to manufacture, market and sell the Products under its own name, label and CE mark in Italy, France, Belgium, Spain and Canada on an exclusive basis, and to do the same on a non-exclusive basis in the United Kingdom and Greece and, upon our written approval, other European countries where the Company does not sell the Products as well as non-European countries (referred to as the “Territory”).

On February 19, 2014, the Company entered into the First Amendment to License Agreement (the “First Amendment”), by and between the Company and Bellco, which amends the License Agreement. Pursuant to the First Amendment, the Company and Bellco agreed to extend the term of the License Agreement from December 31, 2016 to December 31, 2021. The First Amendment also expands the Territory covered by the License Agreement to include, on an exclusive basis, Sweden, Denmark, Norway and Finland, and, on a non-exclusive basis, Korea, Mexico, Brazil, China and the Netherlands. The First Amendment further provides new minimum sales targets which, if not satisfied, will, at the discretion of the Company, result in conversion of the license to non-exclusive status. The Company has agreed to reduce the fixed royalty payment payable to the Company for the period beginning on January 1, 2015 through and including December 31, 2021. Beginning on January 1, 2015 through and including December 31, 2021, Bellco will pay the Company a royalty based on the number of units of Products sold per year in the Territory as follows: for the first 125,000 units sold in total, €1.75 (approximately $1.87 using current exchange rates) per unit; thereafter, €1.25 (approximately $1.34 using current exchange rates) per unit. In addition, the Company received a total of €450,000 (approximately $612,000) in upfront fees in connection with the First Amendment, half of which was received on February 19, 2014 and the remaining half was received on April 4, 2014. In addition, the First Amendment provides that, in the event that the Company pursues a transaction to sell, assign or transfer all right, title and interest to the licensed patents to a third party, the Company will provide Bellco with written notice thereof and a right of first offer with respect to the contemplated transaction for a period of thirty (30) days.

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NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 13 - Commitments and Contingencies (continued)

License and Supply Agreement

On April 23, 2012, the Company entered into a License and Supply Agreement (the “License and Supply Agreement”) with Medica S.p.A. (“Medica”), an Italy-based medical product manufacturing company, for the marketing and sale of certain filtration products based upon Medica’s proprietary Medisulfone ultrafiltration technology in conjunction with the Company’s filtration products (collectively, the “Filtration Products”), and to engage in an exclusive supply arrangement for the Filtration Products. Under the License and Supply Agreement, Medica granted to the Company an exclusive license, with right of sublicense, to market, promote, distribute, offer for sale and sell the Filtration Products worldwide, excluding Italy for the first three years, during the term of the License and Supply Agreement. In addition, the Company granted to Medica an exclusive license under the Company’s intellectual property to make the Filtration Products during the term of the License and Supply Agreement. In exchange for the rights granted, the Company agreed to make minimum annual aggregate purchases from Medica of €300,000 (approximately $400,000), €500,000 (approximately $700,000) and €750,000 (approximately $880,000) for the years 2012, 2013 and 2014, respectively. Our aggregate purchase commitments totaled approximately €1,200,000 (approximately $1,300,000) and €999,000 (approximately $1,119,000) for the years ended December 31, 2016 and 2015, respectively. The Company and Medica formalized the agreed upon minimum purchase level for calendar years 2017 through 2022 (see Note 14). In exchange for the license, the Company paid Medica a total of €1,500,000 (approximately $2,000,000) in three installments: €500,000 (approximately $700,000) on April 23, 2012, €600,000 (approximately $800,000) on February 4, 2013, and €400,000 (approximately $500,000) on May 23, 2013.

As further consideration for the license and other rights granted to the Company, the Company granted Medica options to purchase 300,000 shares of the Company’s common stock. The fair market value of these stock options was approximately $273,000 at the time of their issuance, calculated as described in Note 6 under Stock-Based Compensation. Together with the total installment payments described above, the fair market value of the options has been capitalized as license and supply agreement, net. The gross value of the intangible asset capitalized was approximately $2,250,000. License and supply agreement, net, on the consolidated balance sheet is approximately $1,210,000 and $1,262,000, as of March 31, 2017 and December 31, 2016, respectively. Accumulated amortization is approximately $1,040,000 and $988,000 as of March 31, 2017 and December 31, 2016, respectively. The asset is being amortized as an expense over the life of the License and Supply Agreement. Approximately $52,000 has been charged to amortization expense for the three months ended March 31, 2017 and 2016 on the condensed consolidated statement of operations and comprehensive loss. Approximately $158,000 of amortization expense will be recognized in the remainder of 2017 and approximately $210,000 will be recognized in each of the years ended December 31, 2018 through 2022. In addition, for the period beginning April 23, 2014 through December 31, 2022, the Company will pay Medica a royalty rate of 3% of net sales of the Filtration Products sold, subject to reduction as a result of a supply interruption pursuant to the terms of the License and Supply Agreement. Approximately $19,000 and $18,000 is included in accrued expenses as of March 31, 2017 and December 31, 2016, respectively. The term of the License and Supply Agreement commenced on April 23, 2012 and continues in effect through December 31, 2022, unless earlier terminated by either party in accordance with the terms of the License and Supply Agreement.

As of September 2013, the Company has an understanding with Medica whereby the Company has agreed to pay interest to Medica at a 12% annual rate calculated on the principal amount of any outstanding invoices that are not paid pursuant to the original payment terms. For the three months ended March 31, 2017 and 2016, approximately $7,000 and $14,000 of interest, respectively, was recognized as interest expense.

In May 2017, the Company and Medica amended the License and Supply Agreement to re-define the licensed territory, expand the Medica technology included within the license to the Company, and establish minimum purchase requirements for the period from 2017 to 2022. See Note 14 – Subsequent Event.

Contractual Obligations

The Company has an operating lease that expires on November 30, 2018 for the rental of its U.S. office and research and development facilities with a monthly cost of approximately $9,000. Included in other assets on the condensed consolidated balance sheet as of March 31, 2017 and December 31, 2016 is approximately $21,000 related to a security deposit for the U.S. office facility. Rent expense was approximately $31,000 and $29,000 for the three months ended March 31, 2017 and 2016, respectively.

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NEPHROS, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 13 - Commitments and Contingencies (continued)

Investment in Lease, net

On October 8, 2015, the Company entered into an equipment lease agreement with Biocon 1, LLC. The lease commenced on January 1, 2016 with a term of 60 months and monthly rental payments of approximately $1,800 will be paid to the Company. At the completion of the lease term, Biocon 1, LLC will own the equipment provided under the agreement. An investment in lease was established for the direct financing lease receivable at the present value of the future minimum lease payments. Interest income will be recognized monthly over the lease term using the effective-interest method. Cash received will be applied against the direct financing lease receivable and will be presented within changes in operating assets and liabilities in the operating section of the Company’s consolidated statement of cash flows. At lease inception, an investment in the lease of approximately $92,000 was recorded, net of unearned interest of approximately $14,000. Approximately $1,000 was recognized in interest income during each of the three months ended March 31, 2017 and 2016. As of March 31, 2017, investment in lease, current is approximately $21,000, net of unearned interest of $4,000. As of March 31, 2017, investment in lease, noncurrent, is approximately $57,000, net of unearned interest of $5,000.

As of March 31, 2017, scheduled maturities of minimum lease payments receivable were as follows:

2016	2,000
2017	18,000
2018	18,000
2019	19,000
2020	21,000
78,000
Less: Current portion	(21,000)
Investment in sales-type lease, noncurrent	$57,000

Included in the above scheduled maturities of minimum lease payments receivable, approximately $7,000 was due as of March 31, 2017.

Note 14 – Subsequent Event

On May 5, 2017, the Company entered into a Third Amendment to License and Supply Agreement (the “Third Amendment”) with Medica, which amended the original License and Supply Agreement, dated April 23, 2012 (as amended, the “License and Supply Agreement”). Pursuant to the Third Amendment, Medica expanded the products covered by the original License and Supply Agreement to include both certain filtration products based on Medica’s proprietary Versatile microfiber technology and certain filtration products based on Medica’s proprietary Medisulfone ultrafiltration technology (collectively, the “Filtration Products”). The Third Amendment also limits the territory in which Medica granted the Company an exclusive license, with right of sublicense, to market, promote, distribute, offer for sale, and sell the Filtration Products to North America, Central America, Columbia, Venezuela, Chile, Ecuador, Peru, Ireland, the United Kingdom, Australia and New Zealand. The Company’s multinational distributors retain the right to market certain of the products worldwide, other than in Italy, on a non-exclusive basis.

In exchange for the rights granted, the Company has agreed to make minimum annual aggregate purchases from Medica of €1,600,000 (approximately $1,700,000 using current exchange rates), €2,500,000 (approximately $2,700,000 using current exchange rates), €3,000,000 (approximately $3,300,000 using current exchange rates), €3,150,000 (approximately $3,400,000 using current exchange rates), €3,300,000 (approximately $3,600,000 using current exchange rates), and €3,475,000 (approximately $3,800,000 using current exchange rates) in each of calendar years 2017, 2018, 2019, 2020, 2021 and 2022, respectively.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This discussion should be read in conjunction with our consolidated financial statements included in this Quarterly Report on Form 10-Q and the notes thereto, as well as the other sections of this Quarterly Report on Form 10-Q, including the “Forward-Looking Statements” section hereof, and our Annual Report on Form 10-K for the year ended December 31, 2016, including the “Risk Factors” and “Business” sections thereof. This discussion contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described in this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for the year ended December 31, 2016. Our actual results may differ materially.

Financial Operations Overview

Revenue Recognition: Revenue is recognized in accordance with ASC Topic 605. Four basic criteria must be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed and determinable; and (iv) collectability is reasonably assured.

Cost of Goods Sold: Cost of goods sold represents the acquisition cost for the products we purchase and sell from our third party manufacturers as well as damaged and obsolete inventory written off.

Research and Development: Research and development expenses consist of costs incurred in identifying, developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees of our scientific and engineering consultants and subcontractors and related costs, clinical studies, machine and product parts and software and product testing. We expense research and development costs as incurred.

Selling, General and Administrative: Selling, general and administrative expenses consist primarily of sales and marketing expenses as well as personnel and related costs for general corporate functions, including finance, accounting, legal, human resources, facilities and information systems expense.

Overview

Nephros is a commercial stage medical device and commercial products company that develops and sells high performance liquid purification filters and hemodiafiltration (“HDF”) systems. Our filters, which are generally classified as ultrafilters, are primarily used in dialysis centers for the removal of biological contaminants from water and bicarbonate concentrate, and are used in hospitals for the prevention of infection from water-borne pathogens, such as legionella and pseudomonas. Because our ultrafilters capture contaminants as small as 0.005 microns in size, they minimize exposure to a wide variety of bacteria, viruses, fungi, parasites and endotoxins.

Our OLpūr H2H Hemodiafiltration System, used in conjunction with a standard hemodialysis machine, is the only FDA 510(k) cleared medical device that enables nephrologists to provide hemodiafiltration treatment to patients with end stage renal disease (“ESRD”). Additionally, we sell hemodiafilters, which serve the same purpose as dialyzers in an HD treatment, and other disposables used in the hemodiafiltration treatment process.

We were founded in 1997 by healthcare professionals affiliated with Columbia University Medical Center/New York-Presbyterian Hospital to develop and commercialize an alternative method to hemodialysis (“HD”). We have extended our filtration technologies to meet the demand for liquid purification in other areas, in particular water purification.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. Our recurring losses and difficulty in generating sufficient cash flow to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have incurred significant losses in operations in each quarter and have not generated positive cash flow from operations since inception. To become profitable, we must increase revenue substantially and achieve and maintain income from operations. If we are not able to increase revenue and generate income from operations sufficiently to achieve profitability, our results of operations and financial condition will be materially and adversely affected.

Based on our current cash flow projections, we expect that our existing cash balances and projected increase in product sales from the launch of new products, including the approximately $1.2 million raised in a private placement in March 2017, will allow us to fund our operations at least into 2018, if not longer, depending on the timing and market acceptance of our new products. There can be no assurance that our future cash flow will be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to meet our operating requirements and other commitments, we will be required to adopt alternatives, such as seeking to raise debt or equity capital, curtailing its planned activities or ceasing its operations. There can be no assurance that any such actions could be effected on a timely basis or on satisfactory terms or at all, or that these actions would enable us to continue to satisfy our capital requirements.

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Our Products

Presently, we have two core product lines: HDF Systems and Ultrafiltration Products.

HDF Systems

The current standard of care in the United States for patients with chronic renal failure is HD, a process in which toxins are cleared via diffusion. Patients typically receive HD treatment at least 3 times weekly for 3-4 hours per treatment. HD is most effective in removing smaller, easily diffusible toxins. For patients with acute renal failure, the current standard of care in the United States is hemofiltration (“HF”), a process where toxins are cleared via convection. HF offers a much better removal of larger sized toxins when compared to HD. However, HF treatment is performed on a daily basis, and typically takes 12-24 hours.

Hemodiafiltration (“HDF”) is an alternative dialysis modality that combines the benefits of HD and HF into a single therapy by clearing toxins using both diffusion and convection. Though not widely used in the United States, HDF is much more prevalent in Europe and is performed in a growing number of patients. Clinical experience and literature show the following clinical and patient benefits of HDF:

●	Enhanced clearance of middle and large molecular weight toxins

●	Improved survival - up to a 35% reduction in mortality risk

●	Reduction in the occurrence of dialysis-related amyloidosis

●	Reduction in inflammation

●	Reduction in medication such as EPO and phosphate binders

●	Improved patient quality of life

●	Reduction in number of hospitalizations and overall length of stay

However, like HF, HDF can be resource intensive and can require a significant amount of time to deliver one course of treatment.

We have developed a modified approach to HDF that we believe is more patient-friendly, is less resource-intensive, and can be used in conjunction with current HD machines. We refer to our approach as an online mid-dilution hemodiafiltration (“mid-dilution HDF”) system and it consists of our OLpūr H2H Hemodiafiltration Module (“H2H Module”), our OLpūr MD 220 Hemodiafilter (“HDF Filter”) and our H2H Substitution Filter (“Dialysate Filter”).

The H2H Module utilizes a standard HD machine to perform on-line hemodiafiltration therapy. The HD machine controls and monitors the basic treatment functions, as it would normally when providing HD therapy. The H2H Module is a free-standing, movable device that is placed next to either side of an HD machine. The H2H Module is connected to the clinic’s water supply, drain, and electricity.

The H2H Module utilizes the HDF Filter and is very similar to a typical hollow fiber dialyzer assembled with a single hollow fiber bundle made with a high-flux (or high-permeability) membrane. The fiber bundle is separated into two discrete, but serially connected blood paths. Dialysate flows in one direction that is counter-current to blood flow in Stage 1 and co-current to blood flow in Stage 2.

In addition to the HDF Filter, the H2H Module also utilizes a Dialysate Filter during patient treatment. The Dialysate Filter is a hollow fiber, ultrafilter device that consists of two sequential (redundant) ultrafiltration stages in a single housing. During on-line HDF with the H2H Module, fresh dialysate is redirected by the H2H Module’s hydraulic (substitution) pump and passed through this dual-stage ultrafilter before being infused as substitution fluid into the extracorporeal circuit. Providing ultrapure dialysate is crucial for the success of on-line HDF treatment.

Our HDF System is cleared by the FDA to market for use with an ultrafiltration controlled hemodialysis machine that provides ultrapure dialysate in accordance with current ANSI/AAMI/ISO standards, for the treatment of patients with chronic renal failure in the United States. Our on-line mid-dilution HDF system is the only on-line mid-dilution HDF system of its kind to be cleared by the FDA to date.

Both DaVita Healthcare Partners and the Renal Research Institute, a research division of Fresenius Medical Care, have conducted an evaluation of our hemodiafiltration system in their clinics. We gathered direct feedback from users of our HDF System to help improve our system and our training methodology. In January 2016, we updated our training procedures and rolled out a software update, which was focused on improving the system’s alignment with nurse work flow.

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Vanderbilt University began treating patients with our HDF Systems early in 2017. Our goal over the next 12-18 months is to develop a better understanding of how our system best fits into the current clinical and economic ESRD treatment paradigm with the ultimate goals of (a) improving the quality of life for the patient, (b) reducing overall expenditure compared to other dialysis modalities, (c) minimizing the impact on nurse work flow at the clinic, and (d) demonstrating the pharmacoeconomic benefit of the HDF technology to the U.S. healthcare system, as has been done in Europe with other HDF systems. In addition, we are in the process of developing version 2.0 of our HDF System, which will enable us to manufacture at scale, as well as potentially reduce the per treatment cost of performing HDF.

Ultrafiltration Products

Our ultrafiltration products target a number of markets.

●	Hospitals and Other Healthcare Facilities: Filtration of water to be used for patient washing and drinking as an aid in infection control. The filters also produce water that is suitable for wound cleansing, cleaning of equipment used in medical procedures and washing of surgeons’ hands.

●	Dialysis Centers - Water/Bicarbonate: Filtration of water or bicarbonate concentrate used in HD devices.

●	Military and Outdoor Recreation: Individual water purification devices used by soldiers and backpackers to produce drinking water in the field, as well as filters customized to remote water processing systems.

●	Commercial Facilities: Filtration of water for washing and drinking including use in ice machines and soda fountains.

Our Target Markets

Hospitals and Other Healthcare Facilities. According to the American Hospital Association approximately 5,700 hospitals, with approximately 915,000 beds, treated over 35 million patients in the United States in 2013. The U.S. Centers for Disease Control and Prevention estimates that healthcare associated infections (“HAI”) occurred in approximately 1 out of every 25 hospital patients. HAIs affect patients in a hospital or other healthcare facility, and are not present or incubating at the time of admission. They also include infections acquired by patients in the hospital or facility but appearing after discharge, and occupational infections among staff. Many HAIs are waterborne bacteria and viruses that can thrive in aging or complex plumbing systems often found in healthcare facilities. The Affordable Care Act, which was passed in March 2010, puts in place comprehensive health insurance reforms that aim to lower costs and enhance quality of care. With its implementation, healthcare providers have substantial incentives to deliver better care or be forced to absorb the expenses associated with repeat medical procedures or complications like HAIs. As a consequence, hospitals and other healthcare facilities are proactively implementing strategies to reduce the potential for HAIs. Our ultrafilters are designed to aid in infection control in the hospital and healthcare setting by treating facility water at the point of delivery, for example, from sinks and showers.

We currently have 510(k) clearance on the following portfolio of medical device products for use in the hospital setting to aid in infection control:

●	The DSU-H is an in-line, 0.005 micron ultrafilter that provides dual-stage protection from water borne pathogens. The DSU-H is primarily used to filter potable water feeding ice machines, sinks and medical equipment, such as endoscope washers and surgical room humidifiers. The DSU-H has an up to 6 month product life when used in the hospital setting.

●	The SSU-H is a 0.005 micron ultrafilters that provides single-stage protection from water borne pathogens. The SSU-H is primarily used to filter potable water feeding sinks, showers and medical equipment. The SSU-H has an up to 3 month product life when used in the hospital setting.

●	The S100 is a Point of Use, 0.01 micron microfilter that provides protection from water borne pathogens. The S100 is primarily used to filter potable water at sinks and showers. The S100 has an up to 3 month product life when used in the hospital setting.

●	The HydraGuard is a 0.005 micron cartridge ultrafilter that provides single-stage protection from water borne pathogens. The HydraGuard is primarily used to filter potable water feeding ice machines and medical equipment, such as endoscope washers and surgical room humidifiers. The HydraGuard has an up to 6 month product life when used in the hospital setting.

We received 510(k) clearance from the FDA to market the HydraGuard in December 2016, and we expect to begin shipping the HydraGuard in May of 2017, ramping to full production in the third quarter of 2017.

In the third quarter of 2017, we expect to launch a flushable version of the HydraGuard with an up to 12 month product life.

The complete hospital infection control product line, including in-line, point of use and cartridge filters, can be viewed on our website at http://www.nephros.com/infection-control/ . We are not including the information on our website as a part of, or incorporating it by reference into, this report.

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Dialysis Centers - Water/Bicarbonate. To perform hemodialysis, all dialysis clinics have dedicated water purification systems to produce water and bicarbonate concentrate. Water and bicarbonate concentrate are essential ingredients for making dialysate, the liquid that removes waste material from the blood. According to the American Journal of Kidney Diseases, there are approximately 6,300 dialysis clinics in the United States servicing approximately 430,000 patients annually. We estimate that there are over 100,000 hemodialysis machines in operation in the United States.

Medicare is the main payer for dialysis treatment in the U.S. To be eligible for Medicare reimbursement, dialysis centers must meet the minimum standards for water and bicarbonate concentrate quality set by the Association for the Advancement of Medical Instrumentation (“AAMI”), the American National Standards Institute (“ANSI”) and the International Standards Organization (“ISO”). We anticipate that the stricter standards approved by these organizations in 2009 will be adopted by Medicare in the near future.

We currently have 510(k) clearance on the following portfolio of medical device products for use in the dialysis setting to aid in bacteria, virus and endotoxin retention:

●	The DSU-D, SSU-D and SSUmini are in-line, 0.005 micron ultrafilters that provide protection from bacteria, virus and endotoxins. The DSU-D, SSU-D and SSUmini all have an up to 12 month product life in the dialysis setting and are used to filter water following treatment with a reverse osmosis (“RO”) system and to filter bicarbonate concentrate. The ultrafilters are primarily used in the water lines and bicarbonate concentrate lines leading into dialysis machines, and as a polish filter for portable RO machines.

●	EndoPur is a 0.005 micron cartridge ultrafilter that provides single-stage protection from bacteria, virus and endotoxins. The EndoPur has an up to 12 month product life in the dialysis setting and is used to filter water following treatment with a RO system. Specifically, the EndoPur is primarily used to filter water in large RO systems designed to provide ultrapure water to an entire dialysis clinic.

In March 2017, we received 510(k) clearance from the FDA to market the EndoPur 10” filter. We expect to begin shipping the EndoPur 10” filter late in the second quarter of 2017, and the 20” and 30” versions of the filter early in August 2017.

Military and Outdoor Recreation. We developed our individual water treatment device (“IWTD”) in both in-line and point-of-use configurations. Our IWTD allows a soldier in the field to derive drinking water from any fresh water source. This enables the soldier to remain hydrated, which will maintain mission effectiveness and unit readiness, and extend mission reach. Our IWTD is one of the few portable filters that has been validated by the military to meet the NSF Protocol P248 standard. It has also been approved by U.S. Army Public Health Command and U.S. Army Test and Evaluation Command for deployment.

In May 2015, we entered into a Sublicense Agreement with CamelBak Products, LLC (“CamelBak”). Under this Sublicense Agreement, we granted CamelBak an exclusive, non-transferable, worldwide (with the exception of Italy) sublicense and license, in each case solely to market, sell, distribute, import and export the IWTD. In exchange for the rights granted to CamelBak, CamelBak agreed, through December 31, 2022, to pay us a percentage of the gross profit on any sales made to a branch of the U.S. military, subject to certain exceptions, and to pay us a fixed per-unit fee for any other sales made. CamelBak is also required to meet or exceed certain minimum annual fees payable to us, and if such fees are not met or exceeded, we may convert the exclusive sublicense to a non-exclusive sublicense with respect to non-U.S. military sales. During the fiscal year ended December 31, 2016, we recognized royalty revenue of $10,000 related to the Sublicense Agreement with CamelBak.

In 2015, we began working with multiple companies developing portable water purification systems designed to provide potable water in remote locations based on our filter’s ability to meet the NSF Protocol P248 standard. Specifically, we have provided flushable filter prototypes to these companies for validation as one potential component in systems that employ multiple technologies to purify water from streams, lakes and rivers.

Commercial and Industrial Facilities. We currently market the following portfolio of proprietary products for use in the commercial, industrial and food service setting:

●	The NanoGuard-D is an in-line, 0.005 micron ultrafilter that provides dual-stage retention of any organic or inorganic particle larger than 15,000 Daltons. The NanoGuard-D is primarily used to filter potable water feeding ice machines, sinks and equipment that requires or benefits from ultrafiltered water, and filters up to 10,000 gallons of potable water, depending upon the particle load.

●	The NanoGuard-S is an in-line, 0.005 micron ultrafilter that provides single-stage retention of any organic or inorganic particle larger than 15,000 Daltons. The NanoGuard-S is primarily used to filter potable water feeding ice machines, sinks, showers and equipment that requires or benefits from ultrafiltered water, and filters up to 3,000 gallons of potable water, depending upon the particle load.

●	The NanoGuard-E is a 0.005 micron ultrafilter cartridge that plugs into an Everpure® filter manifold and provides single-stage retention of any organic or inorganic particle larger than 15,000 Daltons. The NanoGuard-E is primarily used to filter potable water feeding ice machines and equipment that requires or benefits from ultrafiltered water, and filters up to 10,000 gallons of potable water, depending upon the particle load.

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●	The NanoGuard-C is a 0.005 micron cartridge ultrafilter that fits with most 10”, 20”, 30” and 40” cartridge housings and provides single-stage retention of any organic or inorganic particle larger than 15,000 Daltons. The NanoGuard-C is primarily used to filter potable water feeding ice machines and equipment that requires or benefits from ultrafiltered water, and filters up to 10,000 gallons of potable water per 10” of length, depending upon the particle load.

●	The NanoGuard-F is a 0.005 micron flushable cartridge ultrafilter that comes in 10” or 20” sizes and provides single-stage retention of any organic or inorganic particle larger than 15,000 Daltons. The NanoGuard-F is primarily used to filter potable water feeding ice machines, sinks and equipment that requires or benefits from ultrafiltered water. The NanoGuard-F has an up to 12 month product life and can filter up to 2.5 gallons per minute per 10” length, depending upon the particle load.

In April 2017, we announced a partnership with WorldWater & Solar Technology to provide ultrafiltration capabilities to their drinking water systems. This partnership centers on our NanoGuard-F product line.

In the third quarter of 2017, we expect to launch a lead filtration system that will address both soluble and particulate lead in potable water, with the ability to treat up to 10,000 gallons of water between filter change-outs.

Going forward, as we grow our water filtration business, we will be exploring opportunities for new applications for our filter products and will be open to evaluating new potential partnerships to expand our water filtration foot print. Our strategic distribution partners who place our filters in hospitals and medical facilities, also support a wide range of commercial and industrial customers. We believe that our existing distributor relationships will facilitate growth in filter sales outside of the medical industry.

Critical Accounting Policies

The discussion and analysis of our consolidated financial condition and results of operations are based upon our condensed consolidated interim financial statements. These condensed consolidated financial statements have been prepared following the requirements of accounting principles generally accepted in the United States (“GAAP”) and Rule 8-03 of Regulation S-X for interim periods and require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for doubtful accounts, reserve for inventory obsolescence, impairment analysis of capitalized license fees, and share-based compensation expense. As these are condensed consolidated financial statements, you should also read expanded information about our critical accounting policies and estimates provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Form 10-K for the year ended December 31, 2016. Other than the adoption of ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting” by which the Company elected to recognize forfeitures of share based awards as they occur, there have been no material changes to our critical accounting policies and estimates from the information provided in our Form 10-K for the year ended December 31, 2016.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” related to revenue recognition. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects to be entitled to in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in prior accounting guidance. ASU 2014-09 provides alternative methods of initial adoption, and was to be effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption was not permitted. In August, 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers: Deferral of the Effective Date”. The amendment in this ASU defers the effective date of ASU No. 2014-09 for all entities for one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to fiscal years beginning after December 15, 2017, including interim reporting periods within that fiscal year. Earlier application is permitted only as of fiscal years beginning after December 31, 2016, including interim reporting periods with that fiscal year. We are continuing to evaluate the impact of the new revenue guidance. The majority of our revenue relates to the sale of finished product to various customers and we do not believe that the adoption of the new standard will have a material impact on these transactions. We are continuing to evaluate the impact of certain less significant transactions involving collaborative arrangements. We expect to adopt the standard in fiscal year 2018 using the modified retrospective approach.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” that modifies certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The accounting standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

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In February 2016, the FASB issued ASU No. 2016-02, “Leases”, that discusses how an entity should account for lease assets and lease liabilities. The guidance specifies that an entity who is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. The guidance is effective for us beginning in the first quarter of 2019. Early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. The amendments in this update do not change the core principle of ASU 2014-09. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09. As discussed above, ASU 2015-14 defers the effective date of ASU 2014-09 by one year. We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing,” which clarifies the implementation guidance performance obligations and licensing. The amendments in this update do not change the core principle of ASU 2014-09. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09. As discussed above, ASU 2015-14 defers the effective date of ASU 2014-09 by one year. We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, “Narrow Scope Improvements and Practical Expedients,” which clarifies the accounting for certain aspects of guidance issued in ASU 2014-09, including assessing collectability and noncash consideration. The clarifications in this update do not change the core principle of ASU 2014-09. The effective date and transition requirements for the amendments in this update are the same as the effective date and transition requirements of ASU 2014-09. As discussed above, ASU 2015-14 defers the effective date of ASU 2014-09 by one year. We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for us beginning in the first quarter of fiscal year 2020. Early adoption is permitted beginning in the first quarter of fiscal year 2019. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows in order to reduce diversity in practice. The guidance is effective for us beginning in the first quarter of fiscal year 2018. Early adoption is permitted. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-17, “Restricted Cash,” which clarifies how restricted cash is presented and classified in the statement of cash flows. The guidance is effective for us beginning in the first quarter of fiscal year 2018. Early adoption is permitted. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Clarifying the Definition of a Business,” which clarifies the definition of a business in a business combination. The guidance is effective for us beginning in the first quarter of fiscal year 2018. Early adoption is permitted. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” which simplifies the test for goodwill impairment. The guidance is effective for us beginning in the first quarter of fiscal year 2020. Early adoption is permitted for interim or annual goodwill impairments tests after January 1, 2017. We are evaluating the impact of adopting this guidance on our consolidated financial statements.

Results of Operations

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to continue to do so in the future. We anticipate that our quarterly results of operations will be impacted for the foreseeable future by several factors including the progress and timing of expenditures related to our research and development efforts, as well as marketing expenses related to product launches. Due to these fluctuations, we believe that the period to period comparisons of our operating results are not a good indication of our future performance.

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Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016

Revenues

Total net revenues for the three months ended March 31, 2017 were approximately $734,000 compared to approximately $590,000 for the three months ended March 31, 2016, an increase of approximately $144,000 or 24%. This increase was primarily driven by an increase in the number of filters sold in 2017 versus in 2016.

Cost of Goods Sold

Cost of goods sold was approximately $279,000 for the three months ended March 31, 2017 compared to approximately $295,000 for the three months ended March 31, 2016, a decrease of approximately $16,000, or 5%. The decrease was related to an adjustment to the inventory reserve during the three months ended March 31, 2016 for which there was no comparable adjustment recognized during the three months ended March 31, 2017.

Research and Development

Research and development expenses were approximately $231,000 and $269,000 for the three months ended March 31, 2017 and March 31, 2016, respectively. This decrease of approximately $46,000, or 17%, is primarily due to a decrease in full-time research and development employees during the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

Depreciation and Amortization Expense

Depreciation and amortization expense was approximately $59,000 for the three months ended March 31, 2017 compared to approximately $55,000 for the three months ended March 31, 2016. Amortization expense related to the asset recognized in conjunction with the License and Supply Agreement with Medica S.p.A was $52,000 for each of the three months ended March 31, 2017 and 2016. The remaining $7,000 and $3,000 recognized in the three months ended March 31, 2017 and 2016, respectively, was depreciation on equipment and tools.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $770,000 for the three months ended March 31, 2017 compared to approximately $777,000 for the three months ended March 31, 2016, a decrease of approximately $7,000, or 1%. The decrease is primarily due to decreased professional service fees, including regulatory consulting, legal and marketing services, which were offset partially by additional salary and benefit expenses for increased selling, general and administrative personnel.

Interest Expense

Interest expense of approximately $66,000 for the three months ended March 31, 2017 consisted of approximately $33,000 of interest related to the June 2016 Note and Warrant Agreement, approximately $26,000 related the amortization of debt discount and approximately $7,000 of interest due on outstanding payables to a vendor. Interest expense of approximately $14,000 for the three months ended March 31, 2016 relates to interest due on outstanding payables owed to a vendor.

Interest Income

Interest income of approximately $1,000 for each of the three months ended March 31, 2017 and 2016 relates to interest income recognized on a lease receivable.

Other Income (Expense)

Other income (expense) relates to foreign currency gains and losses on invoices paid to an international supplier. Foreign currency losses of approximately $10,000 and $17,000, respectively, were recognized for the three months ended March 31, 2017 and March 31, 2016.

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Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of March 31, 2017 and 2016 and is intended to supplement the more detailed discussion that follows. The amounts stated are expressed in thousands.

Liquidity and capital resources	March 31, 2017	December 31, 2016
Cash	$803	$275
Other current assets	1,125	989
Working capital surplus	1,148	(369)
Stockholders’ equity	1,374	(667)

At March 31, 2017, we had an accumulated deficit of approximately $120,977,000 and we expect to incur additional operating losses in the foreseeable future at least until such time, if ever, that we are able to increase product sales or license revenue. We have financed our operations since inception primarily through the private placements of equity and debt securities, our initial public offering, license revenue, and rights offerings.

Our future liquidity sources and requirements will depend on many factors, including:

●	the availability of additional financing, through the sale of equity securities or otherwise, on commercially reasonable terms or at all;

●	the market acceptance of our products, and our ability to effectively and efficiently produce and market our products;

●	the continued progress in, and the costs of, clinical studies and other research and development programs;

●	the costs involved in filing and enforcing patent claims and the status of competitive products; and

●	the cost of litigation, including potential patent litigation and any other actual or threatened litigation.

We expect to put our current capital resources to the following uses:

●	for the marketing and sales of our water-filtration products;

●	to pursue business development opportunities with respect to our chronic renal treatment system; and

●	for working capital purposes.

At March 31, 2017, we had cash totaling approximately $803,000 and total assets of approximately $2,069,000, excluding other intangible assets (related to the Medica License and Supply Agreement) of approximately $1,210,000.

Based on our current cash flow projections, we expect that our existing cash balances and projected increase in product sales from the launch of new products, including the approximately $1.2 million raised in a private placement in March 2017, will allow us to fund our operations at least into 2018, if not longer, depending on the timing and market acceptance of our new products. There can be no assurance that our future cash flow will be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to meet our operating requirements and other commitments, we will be required to adopt alternatives, such as seeking to raise debt or equity capital, curtailing its planned activities or ceasing its operations. There can be no assurance that any such actions could be effected on a timely basis or on satisfactory terms or at all, or that these actions would enable us to continue to satisfy our capital requirements.

Net cash used in operating activities was approximately $659,000 for the three months ended March 31, 2017 compared to approximately $522,000 for the three months ended March 31, 2016. Our net loss was approximately $836,000 for the three months ended March 31, 2016 compared to approximately $680,000 for the three months ended March 31, 2017, a decrease of approximately $156,000.

Offsetting the decrease in the net loss, the most significant items contributing to the net increase of approximately $137,000 in cash used in operating activities during the three months ended March 31, 2017 compared to the three months ended March 31, 2016 are highlighted below:

●	our accounts payable decreased by approximately $226,000 during the 2017 period compared to an decrease of approximately $78,000 during the 2016 period primarily as a result of timing of payments;

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●	our prepaid expenses increased by approximately $26,000 during the 2017 period compared to an decrease of approximately $7,000 during the 2016 period as a result of timing of payments;

●	our inventory decreased by approximately $78,000 during the 2017 period compared to an decrease of approximately $106,000 during the 2016 period as a result of managing inventory levels; and

●	our inventory reserve increased by approximately $27,000 during the 2016 period compared to no change during the 2017 period.

Partially offsetting the above changes:

●	our stock-based compensation expense increased approximately $52,000 during the 2017 period compared to the 2016 period related to an increase in stock-based awards granted as a result of an increase in selling, general and administrative personnel; and

●	our amortization of debt discount was approximately $26,000 during the 2017 period with no amortization of debt discount recognized in the 2016 period.

There was no cash used in investing activities for the three months ended March 31, 2017. Net cash used in investing activities was approximately $26,000 for the three months ended March 31, 2016 as a result of the purchase of property, plant and equipment.

Net cash provided by financing activities for the three months ended March 31, 2017 was approximately $1,187,000 resulting from the issuance of common stock. Net cash provided by financing activities during the three months ended March 31, 2016 was approximately $1,000 as a result of proceeds received from the exercise of warrants.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2017 or 2016.

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Forward-Looking Statements

Certain statements in this Quarterly Report on Form 10-Q constitute “forward-looking statements.” Such statements include statements regarding the efficacy and intended use of our technologies under development, the timelines for bringing such products to market and the availability of funding sources for continued development of such products and other statements that are not historical facts, including statements which may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond our control. Actual results may differ materially from the expectations contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, the risks that:

●	we may not be able to continue as a going concern;

●	we face significant challenges in obtaining market acceptance of our products, which could adversely affect our potential sales and revenues;

●	product-related deaths or serious injuries or product malfunctions could trigger recalls, class action lawsuits and other events that could cause us to incur expenses and may also limit our ability to generate revenues from such products;

●	we face potential liability associated with the production, marketing and sale of our products and the expense of defending against claims of product liability, could materially deplete our assets and generate negative publicity which could impair our reputation;

●	to the extent our products or marketing materials are found to violate any provisions of the U.S. Food, Drug and Cosmetic Act or any other statutes or regulations then we could be subject to enforcement actions by the FDA or other governmental agencies;

●	we may not be able to obtain funding if and when needed or on terms favorable to us in order to continue operations;

●	we may not have sufficient capital to successfully implement our business plan;

●	we may not be able to effectively market our products;

●	we may not be able to sell our water filtration products or chronic renal failure therapy products at competitive prices or profitably;

●	we may encounter problems with our suppliers, manufacturers and distributors;

●	we may encounter unanticipated internal control deficiencies or weaknesses or ineffective disclosure controls and procedures;

●	we may not obtain appropriate or necessary regulatory approvals to achieve our business plan;

●	products that appeared promising to us in research or clinical trials may not demonstrate anticipated efficacy, safety or cost savings in subsequent pre-clinical or clinical trials;

●	we may not be able to secure or enforce adequate legal protection, including patent protection, for our products; and

●	we may not be able to achieve sales growth in key geographic markets.

More detailed information about us and the risk factors that may affect the realization of forward-looking statements, including the forward-looking statements in this Quarterly Report on Form 10-Q, is set forth in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our other periodic reports filed with the SEC. We urge investors and security holders to read those documents free of charge at the SEC’s web site at www.sec.gov. We do not undertake to publicly update or revise our forward-looking statements as a result of new information, future events or otherwise, except as required by law.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Not required for smaller reporting companies.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is designed to provide reasonable assurance that information required to be disclosed in our reports filed pursuant to the Exchange Act is accumulated and communicated to management in a timely manner. Management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud have been or will be detected.

At the end of the period covered by this Quarterly Report on Form 10-Q, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective.

Changes in Internal Control Over Financial Reporting

Other than the hiring of Andrew Astor as our Chief Financial Officer, which is expected to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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PART II - OTHER INFORMATION

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Except as previously reported in our Current Reports on Form 8-K, we have not sold any other equity security during the quarter ended March 31, 2017 which was not registered under the Securities Act of 1933, as amended.

Item 5. Other Information

On May 5, 2017, the Company entered into a Third Amendment to License and Supply Agreement (the “Third Amendment”) with Medica S.p.A. (“Medica”), which amended the original License and Supply Agreement, dated April 23, 2012 (as amended, the “License and Supply Agreement”). Pursuant to the Third Amendment, Medica expanded the products covered by the original License and Supply Agreement to include both certain filtration products based on Medica’s proprietary Versatile microfiber technology and certain filtration products based on Medica’s proprietary Medisulfone ultrafiltration technology (collectively, the “Filtration Products”). The Third Amendment also limits the territory in which Medica granted the Company an exclusive license, with right of sublicense, to market, promote, distribute, offer for sale, and sell the Filtration Products to North America, Central America, Columbia, Venezuela, Chile, Ecuador, Peru, Ireland, the United Kingdom, Australia and New Zealand. The Company’s multinational distributors retain the right to market certain of the products worldwide, other than in Italy, on a non-exclusive basis.

In exchange for the rights granted, the Company has agreed to make minimum annual aggregate purchases from Medica of €1,600,000 (approximately $1,700,000 using current exchange rates), €2,500,000 (approximately $2,700,000 using current exchange rates), €3,000,000 (approximately $3,300,000 using current exchange rates), €3,150,000 (approximately $3,400,000 using current exchange rates), €3,300,000 (approximately $3,600,000 using current exchange rates), and €3,475,000 (approximately $3,800,000 using current exchange rates) in each of calendar years 2017, 2018, 2019, 2020, 2021 and 2022, respectively.

The foregoing description of the material terms of the Third Amendment does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Third Amendment, which is filed as Exhibit 10.4 hereto, and incorporated herein by reference.

Item 6. Exhibits

EXHIBIT INDEX

4.1	Form of Warrant, incorporated by reference to Exhibit 4.1 to Nephros, Inc.’s Current Report on Form 8-K, filed with the SEC on March 23, 2017.
10.1

Letter Agreement dated February 10, 2017, between Andrew Astor and the Registrant, incorporated by reference to Exhibit 10.1 to Nephros, Inc.'s Current Report on Form 8-K, filed with the SEC on February 14, 2017.

10.2

Securities Purchase Agreement dated March 17, 2017, among the Registrant and the Purchasers identified therein, incorporated by reference to Exhibit 10.1 to Nephros, Inc.’s Current Report on Form 8-K, filed with the SEC on March 23, 2017.

10.3	Registration Rights Agreement dated March 17, 2017, among the Registrant and the Purchasers identified therein, incorporated by reference to Exhibit 10.2 to Nephros, Inc.’s Current Report on Form 8-K, filed with the SEC on March 23, 2017.

10.4	Third Amendment to License and Supply Agreement, dated May 5, 2017, between the Registrant and Medica S.p.A.*

31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

31.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

32.1	Certifications by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

32.2	Certifications by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

101	Interactive Data File. *

*	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEPHROS, INC.

Date: May 9, 2017	By:	/s/ Daron Evans
	Name:	Daron Evans
	Title:	President, Chief Executive Officer (Principal Executive Officer)

Date: May 9, 2017	By:	/s/ Andrew Astor
	Name:	Andrew Astor
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

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